UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Chardan Healthcare Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

15957A 108
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)

☐   Rule 13d-1 (c)

☒   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 15957A 108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Chardan Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,707,500(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 1,707,500(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,707,500(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%
12	TYPE OF REPORTING PERSON* OO

(1) Does not include 2,900,000 shares issuable upon exercise of 2,900,000 warrants. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) December 19, 2019, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 15957A 108	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Jonas Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,707,500(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 1,707,500(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,707,500(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of shares owned by Chardan Investments, LLC. Does not include 2,900,000 shares issuable upon exercise of 2,900,000 warrants owned by Chardan Investments, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) December 19, 2019, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 15957A 108	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Chardan Healthcare Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

17 State Street, 21st Floor
New York, NY 10004

Item 2.

(a)	Name of Person Filing:	Chardan Investments, LLC Jonas Grossman

(b)	Address of Principal Business Office or if none, Residence:

c/o Chardan Healthcare Acquisition Corp.

17 State Street, 21st Floor
New York, NY 10004

(c)	Citizenship:	Chardan Investments, LLC – Delaware Jonas Grossman – United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 15957A 108

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Chardan Investments, LLC – 1,707,500 shares.

Jonas Grossman – 1,707,500 shares. Consists of shares of common stock owned by Chardan Investments, LLC.

The foregoing does not include 2,900,000 shares issuable upon exercise of 2,900,000 warrants owned by Chardan Investments, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) December 19, 2019, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

Jonas Grossman has voting and dispositive power over the securities owned by Chardan Investments, LLC.

(b)	Percent of Class:

Chardan Investments, LLC –18.9%

Jonas Grossman – 18.9%

CUSIP No. 15957A 108	13G	Page 5 of 6 Pages

The foregoing percentages are based on 9,012,500 shares of common stock outstanding as of December 31, 2018.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Chardan Investments, LLC – 1,707,500 shares.

Jonas Grossman – 1,707,500 shares.

(ii)	shared power to vote or to direct the vote:

Chardan Investments, LLC – 0 shares.

Jonas Grossman – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Chardan Investments, LLC – 1,707,500 shares.

Jonas Grossman – 1,707,500 shares.

(iv)	shared power to dispose or to direct the disposition of:

Chardan Investments, LLC – 0 shares.

Jonas Grossman – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 15957A 108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019

CHARDAN INVESTMENTS, LLC

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Managing Member

/s/ Jonas Grossman
Jonas Grossman

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of Chardan Healthcare Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 11, 2019.

CHARDAN INVESTMENTS, LLC

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Managing Member

/s/ Jonas Grossman
Jonas Grossman